FMR LLC
245 Summer Street
Boston MA 02210
401 292-4673

VIA EDGAR AND EMAIL

March 29, 2022

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:	Fidelity Investments Life Insurance Company (“FILI”)

Fidelity Investments Variable Annuity Account I (the “Registrant”)

Post-Effective Amendment to Form N-4 Registration Statement

File Nos. 333-123884 and 811-05315 (the “Registration Statement”)

Dear Mr. Oh:

The following correspondence is in response to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on February 28, 2022, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC on January 12, 2022.

We are also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. Each of the Staff’s comments are listed below, followed by our response to each comment. Please note we have also made certain other changes that are designed to address the spirit of the Staff’s comments and to promote overall investor comprehension.

Very truly yours,

Jamie Maloney

Compliance Director

Fidelity Investments Life Insurance Company

FACING SHEET

1.	Staff Comment:

Add the 1940 Act number at the top of the facing sheet.

Response: Comment complied with.

PROSPECTUS

2.	Staff Comment: PAGE 1. Remove the word “Effective” prior to 4/30/22 date.

Response: Comment complied with - see tracked changes on page 1.

3.	Staff Comment: PAGE 1. Provide additional details on the type of annuity – group vs. individual, flexible premiums, etc.

Response: Comment complied with – see tracked changes on page 1.

4.

Staff Comment: PAGE 1. Disclose, as applicable, that the contract is or may be available through third party financial intermediaries who charge an advisory fee for their services and that this fee is in addition to contract fees and expenses. Also, state if a contract owner elects to pay this advisory fee from his or her contract value then this deduction will or may reduce the death benefits or other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax.

Response: Comment complied with – see tracked changes on page 1.

5.

Staff Comment: GENERAL COMMENT. Supplementally confirm all material state and intermediary-specific variations to the product are or will be disclosed in the Prospectus. See Instruction to item 8(a) of N-4.

Response: We confirm any material state and intermediary-specific variations to the product are disclosed in the Prospectus.

6.	Staff Comment: GENERAL COMMENT. Confirm that disclosure pursuant to N-4, Item 15. Legal Proceedings is included in the Prospectus.

Response: The title of section 2(d) has been changed from “Litigation” to “Legal Proceedings”. We have also updated the disclosure included in 2(d) to comply with what is required by Item 15 of N-4.

7.	Staff Comment: GLOSSARY AND THROUGHOUT PROSPECTUS. Consider using either “Investment Option” or “Subaccounts”, not both.

Response: We have replaced “Investment Options” with “Subaccounts” throughout the Prospectus. See tracked changes throughout.

8.	Staff Comment: GLOSSARY. Consider revising the definition of “Non-qualified”.

Response: Comment complied with – see tracked changes in Glossary.

9.

Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” AND OTHER AREAS OF PROSPECTUS. Where “Schedule page” is used in the Prospectus, confirm it has the same meaning as “Specification page” as used by Form N-4.

Response: We have confirmed that the reference to the “Schedule page” in our Prospectus has the same meaning as “Specification page” as used by Form N-4.

10.

Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “ONGOING FEES AND EXPENSES” ROW. Move the disclosure about advisory fees that is below the Annual Fee table so that it is the 2nd sentence of the first paragraph above the table. Add language to the same paragraph to make it clear that if you pay advisory fees from the Contract and such fees were reflected, the fees and expenses shown in the Fee Tables would be higher.

Response: Comment complied with - see tracked changes.

11.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “ONGOING FEES AND EXPENSES” ROW.

•	What is currently footnote 1 should instead track to “Investment Options” and be revised to read: “As a percentage of the net assets of each Investment Option”.

•	Create a different footnote that tracks to “Base Contract Expenses” and that discloses it is a percentage of the Variable Account.

Response: Comments complied with – see revisions made to the table and footnotes. For the footnote that tracks to Base Contract Expenses, our actuarial department advised us to use “As a percentage of average Contract Value”. They pointed out “As a percentage of the Variable Account” could be misleading, as the Variable Account includes the assets of all Contracts. Furthermore, this Contract does not have a Fixed Account – meaning each Contract’s assets are entirely invested in the Variable Account.

12.	Staff Comment: GENERAL COMMENT. Why doesn’t the prospectus disclose the fees charged by third-party investment advisory firms?

Response: The prospectus does not disclose such fees because:

•	We will only deduct such fees from the Contract if directed to do so by an Owner;

•	Clients can purchase this Contract without employing or paying advisory fees to a third-party investment advisory firm;

•	Any fees such third-party investment advisory firm assess are:

•	between the Owner of the Contract and any third-party investment advisory firm they choose to hire,

•	will vary from Owner to Owner, and

•	may be withdrawn from the Contract or paid by the Owner outside of the Contract.

In light of the above and the fact that many owners of this Contract do not use third-party investment advisory firms, we think adding disclosure about specific fees or even a range of fees could unintentionally create confusion among clients.

13.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “RISKS ASSOCIATED WITH THE INVESTMENT OPTIONS” ROW

Revise the bullet point that reads “Performance will vary based on the Investment Option(s) you select” to “Performance will vary based on the performance of the Investment Option(s) you select” to comply with Instruction 3(c) to Item 2.

Response: Comment complied with – see tracked changes.

14.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “RISKS ASSOCIATED WITH THE INVESTMENT OPTIONS” ROW

Disclose “Each investment option will have its own unique risks” to comply with Instruction 3(c) to Item 2 of N-4.

Response: Comment complied with – see tracked changes.

15.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “INVESTMENT PROFESSIONAL COMPENSATION” ROW

Replace “conflict of interest” in 2nd sentence with “financial incentive”.

Response: Comment complied with – see tracked changes.

16.	Staff Comment: PAGE 9. Define FPRA in the first paragraph.

Response: We revised the first paragraph on page 1 to define FPRA – see tracked changes.

17.

Staff Comment: OVERVIEW OF THE CONTRACT. Add a separate paragraph about the deduction of 3rd party advisory fees and disclose, as applicable, that if a contract owner elects to pay an advisory fee from his or her contract value then this deduction will or may reduce the death benefits or other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Also, include a cross reference to “Principal Risks of Investing in the Contract”.

Response: Comment complied with – see tracked changes.

18.	Staff Comment: OVERVIEW OF THE CONTRACT. Remove Purchase Payments and Making Exchanges bullet points from “What are the primary features of the Contract”.

Response: Comment complied with – see tracked changes.

19.

Staff Comment: FEE TABLES. Revise the last sentence of the first paragraph of Fee Tables, per previous comment, to make it clear that if you pay advisory fees from the Contract and such fees were reflected, the fees and expenses shown in the Fee Tables would be higher.

Response: Comment complied with – see tracked changes.

20.	Staff Comment: FEE TABLES. Revise the 2nd paragraph to remove “buy the Contract”.

Response: Comment complied with – see tracked changes.

21.	Staff Comment: FEE TABLES. Revise the footnote below the Annual Contract Expenses table to state “as a percentage of Variable Account value”

Response: We have revised this language to be consistent with our response to Staff Comment #11.

22.	Staff Comment: FEE TABLES. Shorten the paragraph that appears below the Annual Contract Expenses table and after footnote 1. Also, this paragraph should refer to 8(b) not 7(b).

Response: We have shortened the language as much as possible without deleting content that we believe provides material information to prospective and existing Contract Owners about the Base Contract Expenses. We have corrected the reference from 7(b) to 8(b).

23.	Staff Comment: PRINCIPAL RISKS OF INVESTING IN THE CONTRACT. Add a separate paragraph summarizing the risks and implications related to deducting third-party investment advisory fees from the Contract

Response: Comment complied with – see tracked changes.

24.	Staff Comment: PRINCIPAL RISKS OF INVESTING IN THE CONTRACT. Insert a blank line between “Possibility of Adverse Tax Consequences” and “Not appropriate for Certain Individuals”.

Response: Comment complied with.

25.

Staff Comment: FILI, THE VARIABLE ACCOUNT, THE FUNDS, AND THE DISTRIBUTORS. As required by Item 8(c) of N-4, add content describing the obligations under the Contract that are funded by the Depositor’s general account (e.g. Death Benefits, living benefits, or other benefits available under the Contract), and state that these amounts are subject to the Depositor’s claims-paying ability and financial strength.

Response: Comment complied with – see tracked changes in first paragraph of 2(a). FILI and the Variable Account.

26.	Staff Comment: Section 2(b). THE FUNDS. Define 1940 Act.

Response: Comment complied with – see tracked changes.

27.	Staff Comment: Section 2(b). WHERE TO FIND MORE INFORMATION ON THE FUNDS. The first sentence should also refer to “subadvisers”.

Response: Comment complied with – see tracked changes.

28.

Staff Comment: Section 3(c). PURCHASE PAYMENTS, ACCUMULATION UNITS. Include disclosure required by Item 11 of N-4. Also, disclose that if advisory fees are deducted from contract value, this deduction will result in the cancellation of accumulation units.

Response: Comment complied with – see tracked changes. Note: we have moved disclosure about accumulation units from the SAI to this section of the prospectus.

29.	Staff Comment: “STANDARD BENEFITS” TABLE. Under the table header “Standard Benefits”, remove the sub-title “benefits included in your Contract”.

Response: Comment complied with – see tracked changes.

30.

Staff Comment: “STANDARD BENEFITS” TABLE - “DEATH BENEFIT” ROW. Disclose, as applicable, that if a contract owner elects to pay advisory fees from his or her contract value then this deduction will or may reduce the death benefits or other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. The disclosure should also be clear as to whether these withdrawals will reduce the values on a dollar-for-dollar basis or proportionally. Provide an example illustrating how the death benefit would be impacted by the deduction of advisory fees.

Response: We have added the following disclosure to this section:

“Any advisory fees you pay from the Contract to a third-party investment advisory firm will be treated as a withdrawal and, like any other withdrawal, will reduce the Contract Value and Death Benefit.”

We have also added language clarifying that this Contract only has a basic death benefit that provides the return of Contract Value to the Beneficiary(ies), and that it does not have a guaranteed minimum death benefit. Since the Contract only has a basic death benefit, we respectfully disagree that adding a numerical example would be beneficial. In fact, we think it could unintentionally mislead Contract Owners into thinking a withdrawal taken to pay advisory fees has a different impact on the basic death benefit than other withdrawals.

31.

Staff Comment: BENEFITS AVAILABLE UNDER THE CONTRACT. The benefits listed under the Optional Benefits table are standard benefits, as these benefits are built into the Contract (in other words, a Contract Owner does not need to elect to include them when purchasing a Contract). Therefore, these benefits should be moved into the Standard Benefits table.

Response: Comment complied with.

32.	Staff Comment: BENEFITS AVAILABLE UNDER THE CONTRACT – “WHAT ARE THE DIFFERENT OPTIONS FOR RECEIVING THE DEATH BENEFIT?” Clarify the footnote about trust owned Contracts that appears below the table.

Response: We removed the footnote and added language within the table to make our point easier for clients to understand. See the tracked changes.

33.

Staff Comment: BENEFITS AVAILABLE UNDER THE CONTRACT – DOLLAR COST AVERAGING. With regard to the last sentence in this section, “We reserve the right to modify or terminate Dollar Cost Averaging”, does it also apply to Automatic Rebalancing and the Systematic Withdrawal Program? Also, this disclosure should be added where applicable under Restrictions/Limitations column of the Standard Benefits table.

Response: We have confirmed that the below statements contained in the Details section of “4. Benefits Available Under the Contract” are accurate. We have also added the below statements as applicable into the Standard Benefits table.

•

“We reserve the right to restrict your participation in Automatic Annuity Builder if on the scheduled date of any pre-authorized transfer there is not enough money in your checking or brokerage account to complete the transfer”.

•	“We reserve the right to modify or terminate Dollar Cost Averaging”.

•	“We reserve the right to modify or terminate Automatic Rebalancing”.

•	“We reserve the right to modify or discontinue the Systematic Withdrawal Program”.

34.

Staff Comment: GENERAL WITHDRAWAL PROCEDURES, Section 6(a). In the fourth paragraph, briefly disclose the effects of surrenders and partial withdrawals. Also, please disclose how the proceeds are calculated.

Response: Comment complied with – see tracked changes.

35.

Staff Comment: WITHDRAWALS TAKEN TO PAY ADVISORY FEES, Section 6(b). Move this section into section 8 “Current Charges and Other Deductions”. The prospectus should also disclose the basis upon which the fee is calculated (i.e. As a percentage of contract value), how and when the fee will be deducted (pro rata from funds, if it is scheduled quarterly or annual, etc). Finally, please provide us with the IRS Private Letter Ruling with your response letter.

Response: Comment complied with – see the tracked changes in sections 6(a) and 8(g) of the prospectus. Also, we have included the IRS Private Letter with this correspondence filing.

36.	Staff Comment: INCOME PHASE, Section 7(b). Include details of the different annuitization options that are available in the Contract.

Response: This Contract has only one annuity income option, the details of which are described in the prospectus. See the tracked changes that we made to more clearly spell out that there is only one option.

37.	Staff Comment: INCOME PHASE, Section 7(b). Please add disclosures necessary to comply with Items 9(a), 9(c), and 9(d) of N-4.

ITEM 9. Annuity Period.

Briefly describe the annuity options available. The discussion should include:

(a). Material factors that determine the level of annuity benefits;

(c). Frequency and duration of annuity payments, and the effect of these on the level of payment;

(d). The effect of assumed investment return;

Response:

With respect to disclosure required by Item 9(a) of N-4, we draw your attention to the following language in the 9th paragraph of section 7(b). of the prospectus.

“We will determine the amount of monthly annuity income based upon the age(s) and, unless prohibited by applicable state law, sex(es) of the Annuitant(s) living on the Annuity Date and the annuity income purchase rate. The annuity income purchase rate will be the greater of:

(a) The guaranteed annuity income purchase rates set forth in your Contract; and

(b) The annuity rates in effect on the Annuity Date for the same payment option.

The monthly annuity income is determined by applying the applicable annuity income purchase rate to the Contract Value after deductions for any applicable taxes.”

With respect to disclosure required by 9(c), please note this Contract provides only one annuitization option, which is described in the prospectus.

Item 9(d) of N-4 is not applicable to this Contract.

38.	Staff Comment: ANNUITY INCOME, Section 7(b). Briefly describe how present value is calculated for the “lump sum” amount referenced in this section.

Response: Comment complied with – see the tracked changes in 7(b).

39.	Staff Comment: CURRENT CHARGES AND OTHER DEDUCTIONS, Section 8(a). Point out that FILI reserves the right to charge for exchanges on more than six days during a calendar year.

Response: Comment complied with – see new section 8(a) that we have added.

40.

Staff Comment: CURRENT CHARGES AND OTHER DEDUCTIONS, BASE CONTRACT EXPENSES - Section 8(a) (now Section 8(b)). Shorten the content that is currently included within footnote 1 by referring the reader to content that appears in the following sections of the prospectus, and then relocate the remaining content so it within the body of the prospectus as opposed to a footnote.

Response: Comment complied with – see tracked changes in 8(b).

41.	Staff Comment: CURRENT CHARGES AND OTHER DEDUCTIONS, AUTOMATIC CONTRACT CHARGE REDUCTION, Section 8(b) (now Section 8(c)). Please confirm accuracy of December 13, 2010 date.

Response: We have confirmed the reference to December 13, 2010 is accurate.

42.	Staff Comment: CURRENT CHARGES AND OTHER DEDUCTIONS, FUNDS’ EXPENSES - Section 8(d)(now Section 8(e)). Revise language to be consistent with Item 7(c) of N-4.

Response: Comment complied with – see tracked changes in 8(e).

43.

Staff Comment: WITHDRAWALS TAKEN TO PAY ADVISORY FEES, Section 6(b). Move the language that is included in 6(b) to section 8. Current Charges and Other Deductions. Also, add language encouraging Contract Owners to discuss with their Advisor the impact that deducting advisory fees will have on their Contract prior to making any election.

Response: Comment complied with – see new section 8(g). Deduction of Advisory Fees.

44.	Staff Comment: CURRENT CHARGES AND OTHER DEDUCTIONS, Section 8. As applicable, provide disclosure required by Item 7(b) of N-4.

Response: We have confirmed 7(b) of N-4 is not applicable to this Contract.

45.	Staff Comment: CHANGES IN SUBACCOUNTS, Section 11(a). Disclose, if applicable, who would have to approve operating the Variable Account under a different form.

Response: Comment complied with – see tracked changes.

46.	Staff Comment: VOTING RIGHTS, Section 11(b). Disclose that as a result of proportional voting, the vote of a small number of Owners could determine the outcome of a shareholder vote.

Response: Comment complied with - see tracked changes.

47.	Staff Comment: APPENDIX A. Un-bold 2nd paragraph. Format the table with horizontal and vertical lines for ease of reading.

Response: We have un-bolded the 2nd paragraph. The final prospectus we file by amendment will include horizontal and vertical lines in Appendix A.

48.	Staff Comment: APPENDIX A. Move the below language that currently appears as the second paragraph of disclosure below the table to another section of the prospectus

“The names and investment objectives of the Funds may be similar to those of other funds available through the same investment advisor; however the performance of such funds may differ significantly.

Response: This language was moved to section 2(b).The Funds.

49.	Staff Comment: APPENDIX A. Define VIP, VIT, and Morgan Stanley when each term is first used in the table as opposed to defining them in footnotes below the table.

Response: Comment complied with – see tracked changes.

50.	Staff Comment: APPENDIX A. Include a footnote for funds that are reflecting expense reimbursements.

Response: Comment complied with. We added the footnote we will be using below the table. The final prospectus we file by amendment will track to the applicable Funds.

51.

Revision (not related to a Staff Comment): APPENDIX A. We’d like to point out a revision we have made to the introductory paragraph of Appendix A. As shown below and in the tracked document we have included to this correspondence filing, we are removing language from the 2nd sentence of the first paragraph.

More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time~~, and can be found online at [________________]~~.

We will not initially be relying upon rule 498A(j) due to the challenges with implementing the rule’s requirements; therefore, per instruction 1(d) to Item 17 of N-4, the language directing investors to a website is not required in this Prospectus. We are aware that if we decide to begin relying on 498A(j) and prior to actually doing so, we will need to revise the Prospectus to include the above language and as required file an amendment to our registration statement.

52.	Staff Comment: LAST PAGE OF PROSPECTUS. Confirm Edgar contract identifier is in a type size smaller than that generally used in the prospectus.

Response: We have confirmed that the type size of the Edgar contract identifier is smaller than that generally used in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

53.	Staff Comment: PAGE 1, FIRST PARAGRAPH. Use the full name of the Variable Account in the first sentence.

Response: Comment complied with – see tracked changes.

54.

Staff Comment: GENERAL INFORMATION AND HISTORY. Add the jurisdiction where the separate account was established. Add disclosure that it is also a separate account defined under the federal securities laws.

Response: Comment complied with – see tracked changes.

55.

Staff Comment: GENERAL COMMENT. Where services described in Item 21(b) and 21(c)(4) of Form N-4 are provided to the Registrant, disclose the information required by N-4, which should include the total dollar amounts paid and by whom for the past three years.

Response:

•

21(b) of N-4 is not applicable to this registration statement as the Registrant has not entered into any material management-related services that would of interest to a purchaser of the Registrant’s securities and under which services are provided to it.

•

21(c)(4) is not applicable to this registration statement as an affiliated person of the Registrant or the Depositor, or an affiliated person of such an affiliated person, does not act as administrative or servicing agent for the Registrant.

56.	Staff Comment: The content under Accumulation Units in the SAI belongs in the prospectus, per Item 11(b) of N-4.

Response: Comment complied with – as tracked in the prospectus, we have moved this content to section 3(c).

57.	Staff Comment: Add disclosure about annuity units into the SAI as required by Item 25 of N-4.

ITEM 25. Annuity Payments.

Describe the method for determining the amount of annuity payments if not described in the prospectus. In addition, describe how any change in the amount of a payment after the first payment is determined.

Response: The disclosure required by Item 25 of N-4 has been included in the prospectus under 7(b). Annuity Income.

58.

Staff Comment: UNDERWRITING COMMISSIONS. Disclose the aggregate dollar amount of underwriting commissions paid to, and the amount retained by, the principal underwriter for each of the Registrant’s last three fiscal years, per Item 23(b)(2) of N-4.

Response: Comment complied with – see tracked changes.

59.	Staff Comment: DISTRIBUTION OF THE CONTRACTS. Describe how each company named in this section is affiliated, per Item 23(a) of N-4.

Response: Comment complied with – see tracked changes.

60.

Staff Comment: UNDERWRITING COMMISSIONS. The compensation disclosure should clarify that the insurer does not pay a commission to financial intermediaries because such intermediaries receive compensation in connection with the contract in the form of advisory fees paid by the contract owners.

Response: Comment complied with – see tracked changes.

61.	Staff Comment: REGISTRATION STATEMENT. Delete this content.

Response: Comment complied with – see tracked changes.

PART C OTHER INFORMATION

62.	Staff Comment: GENERAL COMMENT. Where responses to Items refer to past filings for required information, make sure you have included hyperlinks and confirm such hyperlinks are accurate.

Response: With the exception of responses that refer to registration statements that were filed only in paper, we have added hyperlinks where missing and confirmed all such links are accurate.

63.	Staff Comment: ITEM 27. The POA for Wendy E. John applies to a different registration statement.

Response: We have corrected the hyperlink so that it links to the POA that is specific to this registration statement.

64.	Staff Comment: Item 29. The citation must include a hyperlink to the required information.

Response: We will include the required information upon amendment.

65.	Staff Comment: LOCATION OF ACCOUNTS AND RECORDS. If this information is included in Form N-CEN, it is not needed here.

Response: Your comment is noted.

66.	Staff Comment: FEE REPRESENTATION. Include “offered by FILI under this registration statement” in line 2.

Response: Comment complied with – see tracked changes.

67.

Staff Comment: SIGNATURES. Refer to Form N-4. The page submitted only has the Depositor, through its Secretary, signing on behalf of the Registrant. Another signature block is required so that the registration statement is also signed by the Secretary on behalf of the Depositor.

Response: Comment complied with – see tracked changes.

68.

Staff Comment: SIGNATURES. Per 483(b) of the 1933 Act, since an officer is signing the registration statement on behalf of the Registrant pursuant to a power of attorney, copies of the resolution of the board of directors authorizing such signature must be filed as an exhibit to the registration statement.

Response: The required board resolution will be filed as an exhibit upon amendment.

INITIAL SUMMARY PROSPECTUS

69.	Staff Comment: INITIAL SUMMARY PROSPECTUS. Incorporate any comments received for the Statutory Prospectus into the Initial Summary Prospectus to the extent that they apply.

Response: Comment complied with – see tracked changes.

70.	Staff Comment: TABLE OF CONTENTS. Refer to Fidelity Personal Retirement Annuity as “Contract” for consistency between documents.

Response: Comment complied with – see tracked changes.

71.	Staff Comment: GLOSSARY. Remove Total Return as well as other terms not referenced.

Response: Comment complied with – see tracked changes.

72.	Staff Comment: GENERAL COMMENT. Use either Investment Option or Subaccount.

Response: Comment complied with – see tracked changes.